

September 21, 2010

Mark E. Secor
Chief Financial Officer
Horizon Bancorp
515 Franklin Square
Michigan City, Indiana 46360

> **Re:**   **Horizon Bancorp**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 12, 2010**
> **File No. 0-10792**

Dear Mr. Secor:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009
Management's Discussion and Analysis of Financial Condition and Results of Operations

Allowance and Provision for Loan Losses/Critical Accounting Policy, page 37

1. You state "Horizon considers the allowance for loans losses to be <u>adequate</u> to cover losses inherent in the loan portfolio as of December 31, 2009." Please revise this section and other similar disclosures throughout your future filings to confirm, if true, that you maintain your allowance for loan losses at a level considered "<u>appropriate</u>" in relation to the estimate risk inherent in the loan portfolio.

Non-performing Loans, page 38

2. We note your reference on pages 38 to restructured loans. Please tell us and revise your future filings to disclose the following information related to your troubled debt restructurings (TDR's) and other loan modifications:

    *   Loan modifications quantified by loan type classified separately as accrual/non-accrual, with identification of which modifications you consider to be TDRs;

    *   For those modifications that you do not consider to be TDRs, clearly identify why you do not consider them to be TDRs under the applicable accounting literature;

    *   Your policy regarding how many payments the borrower needs to make on restructured loans before returning loans to accrual status;

    *   The success rates and redefault rates of modified loans;

    *   Clearly identify how modifications affect and are considered in your allowance methodology; and

    *   A description of the types of concessions made (e.g. rate reductions, payment extensions, forgiveness of principal, forbearance or other actions) and how you determine whether to classify such modifications as TDRs.

Form 10-Q for the Quarterly Period Ended June 30, 2010

General

3. Please revise future filings beginning with the September 30, 2010 Form 10Q to disclose the information required by Items I, III, IV and V of Industry Guide III to the extent it is relevant and material to your operations.

Loans, page 35

4. Revise future filings beginning with the September 30, 2010 Form 10Q to include the disclosures required by ASC 310-10-50-15. Please provide your proposed disclosure in the response to this comment.

Notes to Condensed Consolidated Financial Statements
Note 11-Purchase and Assumption

5. Please tell us and revise future filings to disclose how you accounted for the loans you acquired in the purchase of American Trust & Savings Bank under ASC 310-30 (SOP 03-3) and provide the disclosures required by ASC 310-30-50-1 & 2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief